EXHIBIT 28

For Information Contact:
Marie C. Burke                                            John H. Robinson
Director, Corporate Communications                        Chief Executive
Advanced Tissue Sciences, Inc.                            Smith & Nephew plc
619/450-5802                                              011-44-171-836-7922

FOR IMMEDIATE RELEASE
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DERMAGRAFT (R) SHOWS STATISTICAL SIGNIFICANCE IN THE TREATMENT OF DIABETIC
FOOT ULCERS; PMA TO BE SUBMITTED IN DECEMBER

La Jolla, Calif., October 14, 1996 - Advanced Tissue Sciences, Inc. (Nasdaq:
ATIS) and Smith & Nephew plc announced that statistical significance
(p value = 0.01) was reached for the primary endpoint of their pivotal trial of Dermagraft in the treatment of diabetic foot ulcers. After discussions with the Food and Drug Administration (FDA), Advanced Tissue Sciences reported that it is preparing, and plans to submit, a Premarket Approval
(PMA) application for Dermagraft for the treatment of diabetic foot ulcers in December of this year. Advanced Tissue Sciences and Smith & Nephew entered into an agreement to form a joint venture for the worldwide commer-cialization of Dermagraft for the treatment of diabetic foot ulcers in April of this year. The estimated U.S. market opportunity for this indication potentially exceeds $1 billion.

In the pivotal clinical trial, Dermagraft was applied weekly for up to eight weeks and, in all other respects, Dermagraft-treated patients received the same treatment as the control patients. The primary endpoint in the study was complete wound closure at the end of twelve weeks. Following a pre-PMA meeting with the FDA, Advanced Tissue Sciences indicated the PMA submission would include Dermagraft product used in the pivotal trial meeting specifications consistent with the product the Company intends to commercialize. There were 281 patients enrolled in the pivotal trial resulting in 240 evaluable patients, the majority of which were included in determining statistical significance of the primary endpoint (p value = 0.01). With respect to complete healing, a difference of approximately 20% was found between the Dermagraft patients treated with this product and the control group. In addition, these patients achieved complete healing significantly faster with Dermagraft than with the control treatment (p value = 0.01). Data from the trial is expected to be presented at the Advanced Wound Care Symposium in New Orleans in April 1997.

Arthur J. Benvenuto, Chairman and Chief Executive Officer stated, "The success of the Dermagraft trial represents a significant achievement and confirms our belief that bioengineered human tissue can provide solutions to important medical problems. Our efforts with Smith & Nephew are now focused on the submission of a well-prepared PMA application to support the FDA in their expedited review of Dermagraft, and in putting our sales and marketing plans into place. The combined capabilities of Smith & Nephew and Advanced Tissue Sciences represent a powerful partnership in tissue engineering."

"As a leading company in wound healing, we are delighted that these results for Dermagraft will reinforce our position at the forefront of technology," commented John H. Robinson, Chief Executive of Smith & Nephew. "With Smith & Nephew's international strength in this area, we are already preparing for a potential launch in the second half of 1997 in the U.S. and the U.K., with the roll-out continuing during 1998 as quickly as regulatory permission is received."

Advanced Tissue Sciences is a tissue engineering company utilizing its proprietary core technology to develop and manufacture human tissue replacement products for tissue repair and transplantation. Advanced Tissue Sciences currently has two products in pivotal clinical trials for skin tissue applications and is developing products for cartilage and cardiovascular applications.


                               -more-

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Smith & Nephew is a leading worldwide healthcare company with a highly successful track record in developing, manufacturing and marketing a wide variety of innovative and technologically advanced tissue repair products, primarily in the areas of bone, joints, skin and other soft tissue. They have extensive marketing and distribution capabilities, with an established sales force in more than 90 countries.

THE DISCUSSION CONTAINED IN THIS PRESS RELEASE REGARDING REGULATORY FILINGS, APPROVAL OF PRODUCTS AND THE COMMERCIALIZATION OF PRODUCTS INVOLVES RISKS AND UNCERTAINTIES. NO ASSURANCE CAN BE GIVEN THAT ANY PMA APPLICATION SUBMITTED BY THE COMPANY WILL BE ACCEPTED FOR FILING, THAT THE COMPANY WILL SUCCESSFULLY GAIN FDA APPROVAL, THAT THE COMPANY WILL BE ABLE TO MANUFACTURE COMMERCIAL QUANTITIES OF DERMAGRAFT AT A REASONABLE COST OR THAT IT WILL MARKET ANY SUCH PRODUCTS. THESE AND OTHER RISKS ARE DETAILED IN PUBLICLY AVAILABLE FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION SUCH AS ADVANCED TISSUE SCIENCES' FORM 10-K AND IN A REGISTRATION STATEMENT ON FORM S-3 (FILE NO. 333-01185).

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